So
3-22-04


04003692

TES
GE COMMISSION
20549

RECEIVED
MAR - 1 2004
WASH. D.C.
158

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48455

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Woodbridge Capital Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 NEW CANAAN AVE
(No. and Street)

NORWALK, CT 06850
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H.H. REES   203-847-5300
                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP
(Name — if individual, state last, first, middle name)

16 LUNAR DRIVE   WOODBRIDGE   CT   06525
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____WILLIAM H.H. REES_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WOODBRIDGE CAPITAL CORPORATION_____, as of

_____DECEMBER 31_____, ~~X~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

My Commission Expires May 31, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

16 LUNAR DRIVE,
WOODBRIDGE, CT 06525
203 397 7700
FAX 203 397 7717

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Woodbridge Capital Corporation
Norwalk, Connecticut

In planning and performing our audit of the financial statements of Woodbridge Capital Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3; and (2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. Additionally, no matters came to our attention that caused us to believe that the exemptive provisions of rule 15c 3-3 have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bailey Moore Glazer Schaefer & Proto, LLP

Woodbridge, Connecticut
February 27, 2004

p/bmgsp/woodbridgecapital/workingfiles/aud rp t03.doc

WOODBRIDGE CAPITAL CORPORATION

TABLE OF CONTENTS

Independent Auditors' Report	Page 2
Financial Statements:	
Statements of Financial Condition	3
Statements of Income	4
Statement of Changes in Shareholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 8
Supplementary Information:	
Statements of Net Capital Pursuant to SEC Rule 15c3-1	9
Reconciliation of Audited Computation of Net Capital to the Unaudited FOCUS Report Part 11A	10

BAILEY, MOORE, GLAZER, SCHAEFER & PROTO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

16 LUNAR DRIVE,
WOODBRIDGE, CT 06525
203 397 7700
FAX 203 397 7717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Woodbridge Capital Corporation
Norwalk, Connecticut

We have audited the accompanying statements of financial condition of Woodbridge Capital Corporation (a Connecticut S corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodbridge Capital Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bailey Moore Glazer Schaefer & Proto, LLP

Woodbridge, Connecticut
February 24, 2004

WOODBRIDGE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS:		
Cash	$ 1,110	$ 198,534
Commissions receivable	1,059	8,246
Securities owned:		
Marketable	402,126	308,838
Not readily marketable	3,300	3,300
Total	$ 407,595	$ 518,918
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Liabilities:		
Accounts payable	$ 4,000	$ 29,115
Accrued taxes	300	-
Total liabilities	4,300	29,115
Shareholder's Equity:		
Common shares, $100 par value; 5,000 shares authorized, 108 shares issued and outstanding	10,800	10,800
Additional paid in capital	360,000	360,000
Retained earnings	32,495	119,003
Total shareholder's equity	403,295	489,803
Total	$ 407,595	$ 518,918

The accompanying notes are an integral
part of the financial statements.

STATEMENTS OF INCOME

		Years Ended December 31,		
		2003		2002
Revenues:				
Commissions	$	99,273	$	408,361
Dividends		11,889		5,711
Realized and unrealized appreciation in marketable securities		38,531		5,916
Miscellaneous		168		197
Total revenues		149,861		420,185
Expenses:				
Commissions		113,160		370,317
Professional fees		3,900		44,883
Bank charges		344		430
Dues and subscriptions		315		2,793
State taxes		300		-
Miscellaneous		250		111
Licenses and fees		-		75
Total expenses		118,269		418,609
Net Income	$	31,592	$	1,576

The accompanying notes are an integral
part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2002	$ 10,800	$ -	$ 117,427
Net Income - 2002	-	-	1,576
Additional Paid-In Capital	-	360,000	-
Balance at December 31, 2002	10,800	360,000	119,003
Net Income - 2003	-	-	31,592
Distribution to Shareholder	-	-	(118,100)
Balance at December 31, 2003	$ 10,800	$ 360,000	$ 32,495

The accompanying notes are an integral
part of the financial statements.

WOODBRIDGE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
	2003	2002
Cash Flows From Operating Activities:		
Net income	$ 31,592	$ 1,576
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Realized and unrealized appreciation in marketable securities	(38,531)	(5,916)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Commissions receivable	7,187	(1,092)
Prepaid taxes	-	375
Increase (decrease) in liabilities:		
Accounts payable	(25,115)	28,040
Accrued taxes	300	-
Total adjustments	(56,159)	21,407
Net cash provided by (used in) operating activities	(24,567)	22,983
Cash Flows From Investing Activities:		
Purchase of securities	(536,067)	(302,922)
Proceeds from sale and exchanges of securities	481,310	-
Net cash used in investing activities	(54,757)	(302,922)
Cash Flows From Financing Activities:		
Proceeds from additional paid-in capital	-	360,000
Distribution to shareholder	(118,100)	-
Net cash provided by (used in) financing activities	(118,100)	360,000
Net Increase (Decrease) in Cash	(197,424)	80,061
Cash - January 1	198,534	118,473
Cash - December 31	$ 1,110	$ 198,534

The accompanying notes are an integral
part of the financial statements.

Note #1 - Summary of Significant Accounting Policies.

Nature of Business.

The Company, formed on June 12, 1995, is a licensed broker dealer and a member of the National Association of Securities Dealers (NASD). Services include the sale of variable annuities and other investment products. The Company has an office in New Canaan, Connecticut and provides services principally in Connecticut.

Use of Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions Receivable.

Commissions receivable represent commissions due on variable annuities sold through December 31 and recorded on a trade date basis.

Securities Owned.

Marketable securities consist of investment securities in mutual funds, valued at fair market value.

Securities not readily marketable represent 300 common shares of NASD acquired in 2000. The investment is reported at cost basis.

Cash Flows Information.

For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash on the accompanying statements of financial condition.

Concentrations of Credit Risk.

The Company maintains cash and securities with various financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes.

Effective January 1, 1996, the Company, with the consent of its shareholder, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for income taxes on his share of the Company's taxable income. The state discontinued the corporate tax for S corporations effective January 1, 2001.

Note #2 - Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $348,173 which was $343,173 in excess of its required net capital of $5,000. At December 31, 2002, the Company had net capital of $434,661 which was $429,661 in excess of its required net capital of $5,000.

Note #3 - Contractual Agreements.

On August 30, 2002, Woodbridge Capital Corporation and W.H.H. Rees & Company, Incorporated and William H.H. Rees (Seller Parties) entered into an agreement to sell business assets to Mutual, Inc. (Buyer). Woodbridge Capital Corporation retained all carrier agreements and agreed to continue servicing the carrier agreements in accordance with the commission sharing agreement with Mutual, Inc. and Mutual Capital Corp. Woodbridge Capital Corporation remains a broker dealer with no change in its operations.

WOODBRIDGE CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

STATEMENTS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

| | December 31, | |
	2003	2002
Total Assets	$ 407,595	$ 518,918
Less Total Liabilities	4,300	29,115
Net Worth	403,295	489,803
Less Non-Allowance Assets	4,359	11,546
Current Capital	398,936	478,257
Less Haircuts	50,763	43,596
Net Capital	348,173	434,661
Required Net Capital	5,000	5,000
Excess Net Capital	$ 343,173	$ 429,661
Aggregate Indebtness	$ 4,300	$ 29,115
Aggregate Indebtness To Net Capital	1.25%	6.78%

WOODBRIDGE CAPITAL CORPORATION

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO

THE UNAUDITED FOCUS REPORT PART 11A

	December 31,	
	2003	2002
Excess Net Capital Per Focus Report - Part 11A (Unaudited)	$ 377,395	$ 457,836
Miscellaneous - Including Haircut on Securities Deducted On FOCUS Report	(30,023)	(28,175)
Accrual For Accounts Payable and Accrued Taxes	(4,199)	-
Excess Net Capital Per Audited Report	$ 343,173	$ 429,661